Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

August 24, 2018

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	EdtechX Holdings Acquisition Corp.
Draft Registration statement on Form S-1
Submitted July 23, 2018
CIK No.: 0001746468

Dear Ladies and Gentlemen:

On behalf of EdtechX Holdings Acquisition Corp. (“Company”), we respond as follows to the Staff’s comment letter, August 20, 2018, relating to the above-captioned draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended draft Registration Statement, a copy of which has been marked with the changes from the original draft Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Draft Registration Statement on Form S-1 filed July 23, 2018 General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance of Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

We will supplementally provide the Staff with any written communications that are used in the future, whether or not investors retain copies of the communications, as well as any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering as requested.

Securities and Exchange Commission

August 24, 2018

Prospectus Summary

Liquidation if no business combination, page 12

2.	We note your disclosure on page 16 that your directors may decide not to enforce certain indemnification obligations resulting in a reduction in the amount of funds in the trust account. Please revise your discussion here to prominently disclose such information and revise both sections to include an example of when this may occur, outside the exceptions to the indemnity disclosed on page 45.

We have revised the disclosure in the Prospectus Summary and in the above-referenced risk factor as requested.

You will not be entitled to protections normally afforded to investors of blank check companies, page 14

3.	We note your disclosure that you “may be deemed to be a ‘blank check’ company. Given that your stated business plan on page 1 is to effect a “merger, share exchange, asset acquisition... or similar business combination,” please revise to indicate that you are a blank check company. Otherwise, please explain on what basis you believe you would not meet the definition of a blank check company.

We have revised the disclosure in the above-referenced risk factor as requested.

Risk Factors

If we determine to change our acquisition criteria or guidelines, many of the disclosures contained in this prospectus..., page 15

4.	Please revise the heading of this risk factor to avoid saying your disclosures “would be rendered irrelevant” if you change your acquisition criteria. Your discussion of your acquisition strategy should clarify this possibility so as not to be irrelevant.

We have revised the disclosure in the above-referenced risk factor, and elsewhere, as requested.

Securities and Exchange Commission

August 24, 2018

Determination of Offering Price, page 77

5.	We note your disclosure that the initial offering price will be determined by negotiation between you and the representative of the underwriters. We also note that the units that you are seeking to register will be offered at $10.00 per unit. Please revise accordingly.

We have revised the above-referenced disclosure as requested.

* * * * * * * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

JMG/kab
Enclosures

cc:	Mr. Benjamin Vedrenne-Cloquet